Mail Stop 3561

September 29, 2005

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Greenwood Village, CO 80111

Re: 	Emergency Medical Services Corporation
Amendment No. 1 to Form S-1
Filed September 14, 2005
File No. 333-127115

Dear Mr. Sanger:

      We have reviewed your amended registration statement and your response letter filed September 14, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Amendment No. 1 to Form S-1

General

1. We note your response to prior comment 43 and the addition of an alternative prospectus for the offer to exchange Class A common stock of Emergency Medical Systems Corporation for Class B limited partnership units of Emergency Medical Systems L.P. Please provide us your analysis, in your response letter, of how your offer to exchange Class A common stock for Class B limited partnership units is consistent with the tender offer regulations, including Regulation
14E. Consider the guidance in Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069 (July 24, 2000), which is available on our web site at http://www.sec.gov/rules/interp/34-43069.htm.

2. In addition, please provide a more thorough analysis in your response letter of why you believe you may use Form S-1 and provide the information contained in the prospectus for the initial public offering rather than use Form S-4 for the exchange offer. So that we may better understand the exchange offer, please provide us with a detailed explanation of how you intend to reorganize the company. If not apparent, please explain the reasons for the structure and timing of the various steps of the reorganization.

3. Furthermore, please explain in your response letter why you believe you have not engaged in an offer to the holders of the Class
B units prior to the filing of the registration statement. For example, please explain to us when you negotiated the terms of the exchange offer, when you finalized the terms of the lockup agreement and when you finalized the terms of the amended limited partnership agreement.

Prospectus Summary, page 1

4. Please move the second italicized paragraph into the body of the prospectus summary to the extent the information is material and clear from the context. In this regard, please avoid defining terms such as "we," "us," "our" and "the company" and make your disclosure clear from the context. Similarly, briefly explain how your company operates rather than simply stating that references to EmCare include affiliated physician groups and managed companies, and references to
"our healthcare professionals" includes physicians employed by or contracted with, these affiliated physician groups. Such explanations presume that the reader understands the structure and operation of your business. See Rule 421(d).

5. We note your revisions in response to prior comment 9. As currently drafted, the summary section is still too long. Further revise to reduce the length of your narrative summary to two or three pages and provide a brief, balanced, non-repetitive discussion of the most material aspects of you and your offering. Your current disclosure is repetitive - for example, you include general statements about your "technology," and "databases" in several locations in your summary. You similarly repeat disclosure related to your risk management programs. Reduce or delete the subsections entitled Competitive Strengths and Business Strategy. This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

6. We note your revisions in response to prior comment 10.
Further
revise to disclose that you will continue to pay an annual management fee of $1 million to Onex for five years.

7. We note your revisions in response to prior comment 12. Please name the "certain insurance industry consultants" and file their consent to being named in the registration statement or remove your references to them.

Summary of Historical Combined, Consolidated and Pro Forma
Consolidated Financial Information and Other Data, page 7

8. Refer to prior comment 16. Please revise your characterization of the amounts that you refer to as EBITDA since it differs from EBITDA as defined in SEC Release No. 34-47226 (January 22, 2003). See Question 14 in Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures (June 13, 2003), which is available on our web site at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

9. Please provide the calculations of the significant financial covenant ratios to accompany your presentation of adjusted EBITDA.

10. Provide a reconciliation of adjusted EBITDA to net income.

Risk Factors, page 10

Servicing our debt will require a significant amount of cash..., page
11

11. To provide context, please disclose the amount of cash needed to service your debt and your other commitments in the next year.

Risk Factors Related to Healthcare Regulation, page 18

12. We note your revisions in response to prior comments 18 and
21.
The Risk Factors Related to Healthcare Regulation are still too long
and contain more background information about the substantive regulation of the healthcare industry than is appropriate in the Risk
Factors section.  Please further revise the risk factors on pages
18
through 23 to identify the risk briefly at the outset and provide only enough detail to place the risk in context. Move more extensive discussions to the Business - Regulatory Matters or other appropriate sections.

Formation of Holding Company, page 27

13. We note your revisions in response to prior comment 22.
Please
further revise to discuss the reasons for structuring the reorganization in the manner disclosed. For example, explain why the
Onex entities are receiving LP exchangeable units rather than receiving equity in the holding company. In addition, please disclose very briefly the offering you plan to conduct to exchange Class A common stock for existing Class B limited partnership units.
In this regard, we note your response to prior comments 43 and 44 and your discussion in Exhibit A to your September 14, 2005, response letter. For example, your disclosure suggests that you may complete the initial public offering before completing the exchange, in which case the rights of Class B limited partnership interests are not clearly disclosed. Also consider revising to refer to the various partnership units by using the same terms as the partnership agreements. For example, your references to "LP exchangeable units" apparently refer to Class A limited partnership units. However, your disclosure is unclear whether or not they also refer to Class B limited partnership units. Revise elsewhere as appropriate, including at page 113 under Description of Capital Stock.

Unaudited Pro Forma Consolidated Financial Data, page 32

14. Please revise your disclosure on pages 36 and 37 to identify the sponsor.

Management`s Discussion and Analysis, page 40

Results of Operations, page 43

15. We have reviewed your response to prior comment 24 and your revised disclosure on pages 42 and 43. To the extent practical, revise your disclosure for each period presented to discuss the specific factors for that period behind AMR`s increase in weighted transports and EmCare`s increase in patient encounters. Refer to
Item 303(a)(3)(iii) of Regulation S-K for further guidance.

Critical Accounting Policies, page 61

Trade and Other Accounts Receivable, page 62

16. Refer to prior comment 32. Since the allowance for uncompensated care is not insignificant, please revise to disclose in greater detail the specific steps you take in determining that it is probable that a receivable will not be recovered and charged off against the uncompensated care allowance. In addition, disclose in greater detail the steps you take in determining the adequacy of your reserves.

Combined and Consolidated Financial Statements, F-1

17. Please provide the audited financial statements of Emergency
Medical Services Corporation.

Note 2:  Summary of Significant Accounting Policies, page F-13

Trade and Other Accounts Receivable, page F-14

18. Refer to prior comment 51. Please update the consolidated financial statements of EMS with the accounts receivable and provision information by segment through June 30, 2005.

19. Please provide a comprehensive discussion explaining the increase in provisions for contractual discounts and uncompensated care.

20. Disclose separately the amount of the allowance for contractual discounts and the amount of the allowance for uncompensated care for each of your segments. Second, separately disclose under "Revenue Recognition" the amount of contractual discounts and the amount of uncompensated care as a percentage of gross revenue for each segment.

Note 10:  Commitments and Contingencies, page F-24

21. Refer to prior comment 56. Please provide us an analysis that demonstrates that legal reserves and settlements are not material to any period presented. In your analysis, ensure that amounts are not netted, as materiality of the legal reserves and settlements must be measured on a gross basis. In addition, identify the party to which any recorded amounts relate.

Draft Legality Opinion

22. We note that counsel refers to and limits the opinion to "the General Corporation Law of the State of Delaware." Please confirm to us in your response letter that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14,
2000)
which is available on our web site at
http://www.sec.gov/pdf/cfcr112k.pdf.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patrick Kuhn, Staff Accountant, at (202)
551-
3308 or Michael Fay, Accounting Branch Chief, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at
(202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-
3810,
or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director